SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated July 29, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

Business solutions through information technology |	ISO 9001 Certified
CGI Group Inc. 1130 Sherbrooke St. W. 5th Floor Montreal, Quebec H3A 2M8 Tel. (514) 841-3200 Fax. (514) 841-3299 www.cgi.com

FOR IMMEDIATE RELEASE

CGI Reports Results for Third Quarter of Fiscal 2004
o Revenue up 22.6% year-over-year
o Net earnings from continuing operations up 11.2% year over year
o Net earnings up 29.4% year over year, including gains on the sale of discontinued operations
o CGI on track to realize 15-20% accretion rate for AMS acquisition

Montreal, July 29, 2004 – CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology and business processing outsourcing services, today reported unaudited results for its third quarter ended June 30, 2004. All figures are in Canadian dollars unless otherwise indicated.

Third Quarter Fiscal 2004 Highlights
o	Revenue increased 22.6% year-over-year to $867.1 million and was up 19.5% sequentially.
o	Net earnings from continuing operations were $51.9 million compared with $46.7 million in last year’s third quarter.
o	Net earnings were $60.9 million, compared with $47.1 million in the previous year.
o	Basic and diluted earnings per share from continuing operations were $0.12, the same as in last year’s third quarter.
o	Basic and diluted earnings per share were $0.14, including gains on the sale of discontinued operations.
o	Cash flow from operating activities was $67.2 million.
o	The balance sheet is strong; cash and cash equivalents total $230.6 million and credit facilities available are $296.2 million.
o	The backlog continued to grow and totalled $13.2 billion as at June 30.
o	The AMS integration is progressing well and is ahead of plan.

In millions of CDN$ except margin and share data amounts	3 months ended June 30		3 months ended March 31
	2004	2003	2004

Revenue	$867.1	$707.1	$725.7

Net earnings from continuing operations	$51.9	$46.7	$51.3
Margin	6.0%	6.6%	7.1%

Net earnings	$60.9	$47.1	$51.5
Margin	7.0%	6.7%	7.1%

Basic and diluted earnings per share from continuing operations	$0.12	$0.12	$0.13

Basic and diluted earnings per share	$0.14	$0.12	$0.13

Order backlog	$13,200	$10,700	$12,000

CGI Reports 3Q FY04 Results
July 29, 2004

“We are very pleased to have signed bookings of $1.2 billion in the quarter. Together with improving market conditions, our growing backlog bodes well for our organic growth going forward,” said Serge Godin, Chairman and CEO. “Our recent acquisition of AMS strongly positions us to bid on and win large systems integration and consulting contracts, as well as large outsourcing projects. The AMS integration process is ahead of plan and we continue to be impressed with the quality of the AMS team and business, which bring great value to CGI.”

AMS Integration
CGI is proceeding with the integration of AMS, which is progressing well. CGI plans to realize potential operating efficiencies well within six to nine months. The Company is on track to meet the targeted 15-20% EPS accretion rate for the integration of AMS, as initially stated in its March 10, 2004 press release.

Third Quarter Results (See also: Q3 MD&A filed with Sedar & Edgar and available at www.cgi.com)
Revenue for the third quarter ended June 30, 2004 increased 22.6% to $867.1 million, from $707.1 million in the same quarter last year, and was up 19.5% sequentially over second quarter revenue of $725.7 million. The increase was mainly due to two months of AMS revenue contribution, following its acquisition in May 2004.

In the third quarter, revenue from long-term outsourcing contracts represented 58% of the Company’s total revenue, including 14% from business processing services, while project oriented consulting and systems integration (“SI&C”) work represented 42%. By geography, clients in Canada represented 62% of revenue; clients in the US represented 31%; and all other regions, 7%. Revenue from clients in the financial services sector represented 35% of revenue; government and healthcare represented 25%; utilities and telecom revenue totalled 24%; retail and distribution, 10%; and manufacturing, 6%. The acquisition of AMS increased the proportion of US and international business, in line with CGI’s objective.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”) were $84.5 million in the third quarter, compared with $80.0 million in the same quarter one year ago, and up 3.3% from second quarter EBIT of $81.8 million. As a result of AMS’ higher level of expenses, the EBIT margin was 9.7% for the quarter, compared with 11.3% in last year’s third quarter and 11.3% in the second quarter of the current fiscal year.

Net earnings from continuing operations in the third quarter increased to $51.9 million, from $46.7 million in the same period of 2003 and $51.3 million in the second quarter of 2004. The net earnings margin from continuing operations was 6.0% in the third quarter, compared with 6.6% last year and 7.1% in the previous quarter. The decrease in net margin was expected, as it reflects the lower relative profitability of AMS operations. Once the integration of AMS is completed, the Company expects its net margin to improve. Net earnings were $60.9 million, up from $47.1 million in the same quarter of the previous year. The net earnings margin was 7.0%, up from 6.7% year over year.

Basic and diluted earnings per share from continuing operations were $0.12 in the third quarter, against comparable basic and diluted earnings per share of $0.12 in last year’s third quarter and $0.13 in the second quarter. Basic and diluted earnings per share, after generating profit from the disposal of certain assets, were $0.14, compared with $0.12 in the previous year.

In the third quarter, the Company was successful in maintaining an excellent level of cash flow from operating activities, at $67.2 million while making one-time disbursements totalling $52 million related to the AMS acquisition. In the fourth quarter, CGI will have additional one-time disbursements for US income tax purposes, related to the sale of AMS’ defense and intelligence group business to CACI International. At June 30, 2004, cash and cash equivalents were

CGI Reports 3Q FY04 Results
July 29, 2004

$230.6 million and the total credit facility available was $296.2 million. Days sales outstanding (DSOs) increased to 61 days at June 30, 2004 from 50 days at March 31, 2004, primarily reflecting all receivables assumed in the acquisition of AMS and only two months of revenue contribution from AMS in the quarter. The long-term debt-to-capitalization (long-term debt plus shareholders’ equity) ratio was 17.5%.

Nine-month results
Revenue for the first nine months of the year totalled $2,284.4 million, up 14.3% from revenue of $1,999.1 million posted in the same period one year ago. EBIT was $245.9 million, up 13.7% from last year’s EBIT of $216.2 million. Net earnings from continuing operations totalled $152.3 million, up 20.2% from last year’s comparable net earnings of $126.8 million. Basic and diluted earnings per share from continuing operations were $0.37, compared with $0.32 in the previous year. Including gains from the sale of certain assets, net earnings for the nine months were $161.1 million.

Third Quarter Operating Highlights
CGI’s growth prospects and solid backlog were further improved during the quarter as a result of various operational initiatives and investments in the US, Canada and the UK. In the quarter, in addition to completing the acquisition of AMS, CGI:
o	Signed contract bookings that included new contracts, extensions and renewals worth $1,179 million.
o	In Canada, signed with Cott Corporation a 10-year information technology (IT) outsourcing contract valued at approximately US$155 million (CDN$210 million).
o	In the UK, signed a full, end-to-end, ten-year IT outsourcing contract, valued at £138 million (CDN $338 million, US $246 million) with Cox Insurance Holdings Plc, one of the largest automobile insurers in the UK.
o	In the US, signed a five-year business process services outsourcing contract with Oakland Housing Authority (OHA) (Ca.), valued at US$45 million, to serve the U.S. Department of Housing and Urban Development (HUD) in Northern California.
o	Signed a five-year, US$10 million contract with The Columbus Metropolitan Housing Authority (CMHA) (Ohio), to administer multi-family housing contracts in Washington, D.C. for the U.S. Department of Housing and Urban Development (HUD).
o	Signed a strategic sourcing analysis and services agreement with the State of California, to streamline the state’s procurement processes. The initiative will be funded through a specialized contract model whereby the company will be paid directly from the resulting savings.
o	Renewed, for the second time, a five-year information technology (IT) outsourcing contract valued at CDN$18 million with McGill University Health Centre (MUHC).
o	Signed a memorandum of understanding with Manulife Financial, to create an information technology support centre in Halifax that will provide systems development, maintenance and integration services to Manulife and other CGI clients in the U.S. and Europe. The contract will be for a five-year agreement, valued at $120 million. Once signed, its value will be added to CGI’s backlog.
o	Signed a ten-year partnership with Suffolk County Council, Mid Suffolk District Council and British Telecommunications plc (BT) in the United Kingdom, in order to provide Suffolk residents, visitors and businesses with better, more cost-effective and easily accessible council services.

CGI Reports 3Q FY04 Results
July 29, 2004

o	Signed a co-venture contract with a consortium of major oil and gas companies, namely Devon Canada, EnCana, Husky Energy and Talisman Energy, whereby CGI will build, maintain and enhance a single production accounting solution to be used by these companies over the next 10 to 20 years.

Guidance and Outlook
CGI is on track to meet the guidance it provided when it issued its second quarter results, on May 4, 2004.  Revenue for fiscal 2004 is expected to be between $3.25 billion and $3.5 billion, representing growth of 21%-30% over reclassified revenue of $2.68 billion reported in fiscal 2003. Earnings per share from continuing operations are expected to be between $0.50 and $0.54, or 14% to 23% higher than comparable earnings per share of $0.44 reported in fiscal 2003. This guidance is based on information known today about market conditions and demand for its services, as well as estimates and assumptions made with regard to the integration of AMS.

It is early for CGI to provide a view for 2005, as the Company is in the midst of its 2005 planning process. However, as an early indication of the current outlook, the Company is targeting more than $4 billion in revenue for 2005, with gradual improvement in its net earnings margin from continuing operations.

Quarterly Conference Call
A conference call for the investment community will be held today, Thursday, July 29, at 9:00 am (ET). Participants may access the call by dialing 1-800-387-6216 or through the Internet at www.cgi.com. For those unable to participate on the live call, a webcast will be archived at www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

CGI Reports 3Q FY04 Results
July 29, 2004

For more information:

CGI Investor Relations
Jane Watson
Vice-President, Investor Relations
(514) 841-3200
(416) 945-3616

Ronald White
Director, Investor Relations
(514) 841-3230

CGI Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: July 29, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary